

02056133

PE 8-1-02

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934



For the month of August, 2002

INTIER AUTOMOTIVE INC.
(Exact name of Registrant as specified in its Charter)

521 Newpark Boulevard, Newmarket, Ontario, Canada L3Y 4X7
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F XX Form 40-F ___

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ___ No XX

[If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-___.]

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Report on Form 6-K to be signed on its behalf by the undersigned, thereunto duly authorized.


PROCESSED
AUG 29 2002
THOMSON
FINANCIAL

INTIER AUTOMOTIVE INC. (Registrant)

By: [signature]
Bruce R. Cluney
Secretary

Date: August 27, 2002

6KFiling16-Intier2Q2002.wpd

EXHIBITS

Exhibit 1	The Second Quarter Report of the Registrant, including its unaudited comparative consolidated financial statements and Management's Discussion and Analysis of Financial Condition and Results of Operations for the fiscal quarter ended June 30, 2002.



SECOND QUARTER REPORT
June 30, 2002

Dear Shareholders:

We are pleased to present our results for the second quarter of 2002. The following is a summary of the financial highlights for the quarter:

- Sales increased 17% to $996 million compared to $851 million for the second quarter of the previous year.
- Compared to the second quarter of the previous year, North American light vehicle production volumes increased 7% to 4.6 million units and Western European light vehicle production volumes declined 4% to 4.3 million units.
- Content per vehicle for the quarter increased 5% and 37% in North America and Western Europe to $134 and $71, respectively compared to the same quarter a year ago.
- Operating income for the quarter increased 26% to $51.3 million from $40.8 million in the second quarter of 2001.
- Net income for the quarter was $26.4 million versus $18.4 million a year ago.
- Diluted earnings per share for the quarter increased to $0.46 from pro forma diluted earnings per share of $0.40 for the second quarter of 2001.
- The Company's Board of Directors declared a dividend of $0.05 per share on the Class A Subordinate Voting and Class B Shares and a dividend of $2,812,500 on the Convertible Series 1 and 2 Preferred Shares in respect of the second quarter of 2002.

We are pleased with the progress Intier has made since the Company's initial public offering. We have successfully launched many new products, built a strong management team and are bringing many new innovations to our customers.

Additional financial and operating highlights are outlined in the attached Management's Discussion and Analysis of the Results of Operations and Financial Condition for the three and six month periods ended June 30, 2002.

Donald J. Walker
President and Chief Executive Officer

Michael E. McCarthy
Executive Vice-President and Chief Financial Officer

This quarterly report contains statements which, to the extent that they are not recitations of historical fact, constitute "forward-looking statements" within the meaning of Section 21E of the Securities Exchange Act of 1934. The words "estimate", "anticipate:, "believe", "expect", and similar expressions are intended to identify forward-looking statements. Such forward-looking information involves important risks and uncertainties that could materially alter results in the future from those expressed in any forward-looking statements made by, or on behalf of the Company. These risks and uncertainties include, but are not limited to, industry, cyclicality, trade and labour disruptions, pricing concessions and cost absorptions, product warranty, recall and product liability costs, dependence on certain vehicles and major OEM customers, program launch delays, currency exposure, failure in implementing Company strategy, technological developments by the Company's competitors, government and regulatory policies and changes in the competitive environment in which the Company operates. Persons reading this report are cautioned that such statements are only predictions and that actual events or results may differ materially. In evaluating such forward-looking statements readers should specifically consider the various factors which could cause actual events or results to differ materially from those indicated by such forward-looking statements. The Company expressly disclaims any intention and undertakes no obligation to update or revise any forward-looking statements contained in this quarterly report to reflect subsequent information, events or circumstances or otherwise.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF THE RESULTS OF OPERATIONS AND FINANCIAL CONDITION FOR THE THREE AND SIX MONTH PERIODS ENDED JUNE 30, 2002

This Management's Discussion and Analysis of the Results of Operations and Financial Condition ("MD&A") for the three and six month periods ended June 30, 2002 should be read in conjunction with the accompanying unaudited interim Consolidated Financial Statements for the three and six month periods ended June 30, 2002 and the Company's audited Consolidated Financial Statements and MD&A for the year ended December 31, 2001, each included in the 2001 Annual Report. All amounts in this MD&A are in U.S. dollars unless otherwise noted.

OVERVIEW

Intier Automotive Inc. (the "Company") is a global full service supplier of automotive interior and closure components, systems and modules whose principal products include interior systems, such as seating systems, cockpit systems, sidewall systems, cargo management systems and overhead, floor and acoustic systems and related components; and closure systems, including latching systems, glass moving systems, power sliding doors and liftgates, wiper systems and door modules. The Company directly supplies most of the major automobile manufacturers in the world.

The Company's operations consist of two business segments, Interiors and Closures, which are generally aligned on a product basis with the corresponding purchasing and engineering groups of the Company's customers and which are further segregated between North America and Europe, the principal geographic regions in which the Company operates. This additional geographic segmentation reflects the different business conditions faced by the Company's North American and European Interiors and Closures businesses as a result of a number of factors which impact such geographic regions differently, including the extent of OEM outsourcing and the nature of products outsourced, currency risk, differences in OEM customer and product mix and the different levels of vehicle production volumes in North America as compared to Europe. In particular, North American and Western European vehicle production volumes are impacted by the general economic conditions, interest and inflation rate levels, fuel prices, legislative regime and governmental policies and labour and trade relations within each geographic region. For the three month period ended June 30, 2002, the Company's Interiors segment accounted for approximately 78% and 81% of the Company's consolidated sales and operating income, and the Company's Closures segment accounted for approximately 22% and 21% of the Company's consolidated sales and operating income. Corporate costs reduced the Company's consolidated operating income for the three month period ended June 30, 2002 by approximately 2%.

The following are some of the highlights of the second quarter:

- North American vehicle production was approximately 4.6 million units, representing a 7% increase from the second quarter of 2001. Western European vehicle production of approximately 4.3 million units during the second quarter of 2002 was 4% lower than production levels in the second quarter of 2001;
- Increased product content due to the launches in 2001 and 2002. A number of new products launched in the second half of 2001, including the overhead system, seat tracks and window regulators for the Dodge Ram pickup, the cockpit module, door panels, overhead system and other interior trim for the Cadillac CTS and the complete seats and overhead system for the Saturn VUE in North America and the complete interior, excluding the overhead system and instrument panel, for the DaimlerChrysler Vaneo, and the cockpit module, door panels and interior components for the BMW MINI in Europe. Vehicle launches in the first quarter of 2002, included the door cassette modules for the Ford Expedition/Lincoln Navigator in North America and the instrument panel for the Opel Epsilon platform and the door cassette modules for the Ford Fiesta/Ka in Europe;

- Operating improvements at previously identified underperforming divisions as a result of cost reduction, quality improvement, divisional rationalization and other initiatives taken by the Company;
- Continued launch costs related to certain new programs being launched in one division in the Company's Closures Europe reporting segment; and
- The Company completed its review of goodwill impairment in light of new measurement criteria as outlined in the new accounting rules for goodwill and as a result of this review, the Company has reduced $35.7 million of unamortized goodwill relating to reporting units in the Interiors Europe, Closures Europe and Interiors North America reporting segments. As required by Canadian generally accepted accounting principles, this writedown was charged against the Company's opening retained earnings for 2002 and does not impact the Company's earnings per share for 2002. See "New Accounting Pronouncements".

2002 OUTLOOK

For the full year, the Company expects North American vehicle production volumes to increase by approximately 5% to 16.3 million units. Western European vehicle production volumes are expected to decline by approximately 2% to 16.2 million units as compared to 2001 vehicle production volumes. Based on these volume estimates, product mix assumptions, foreign exchange rates, increased average content per vehicle in North America and Western Europe and expected tooling and engineering sales, the Company now expects its sales for 2002 to be between $3.7 billion to $3.8 billion. Sales for the third quarter of 2002 are expected to be in the range of $900 million to $950 million, compared to third quarter 2001 sales of $729 million.

RESULTS OF OPERATIONS

The Company's results are directly affected by the levels of North American and Western European car and light truck production and the product mix of such production. Any significant changes in the anticipated production volume of the Company's products could have a significant effect on profitability. The Company's results are also directly impacted by its ability to obtain new production contracts. Current factors impacting the automotive industry and the Company's ability to obtain new production contracts from automobile manufacturers include the need for suppliers to manufacture and supply more complex interior and closure systems, maintain the financial strength necessary to expand, support and supply automobile manufacturers, provide increased engineering, finance customer-owned tooling, effectively manage complete programs, and have full service supplier capabilities, in each case on a global basis.

The extremely competitive environment in the automotive industry has also caused automobile manufacturers to increase pressure on suppliers for price concessions. Although there can be no certainty regarding the Company's ability to respond to future competitive pressures, the Company has in the past substantially offset its pricing concessions to its customers through price reductions from its suppliers, improved operating efficiencies and engineering cost reductions. The Company believes that its current cost reduction programs will enable it to remain competitive.

	Three month periods ended June 30,			Six month periods ended June 30,		
	2002	2001	Change	2002	2001	Change
1 Canadian dollar equals U.S. dollars	0.6441	0.6494	-0.8%	0.6357	0.6516	- 2.4%
1 euro equals U.S. dollars	0.9211	0.8720	5.6%	0.8991	0.8966	0.3%
1 British pound equals U.S. dollars	1.4629	1.4203	3.0%	1.4448	1.4388	0.4%

The Company's results are also directly affected by the average exchange rate used to translate the results of its operations having a functional currency other than the U.S. dollar into U.S. dollars. The table above reflects the average foreign exchange rates between the most common currencies in which the Company conducts business and the Company's U.S. dollar reporting currency. Significant changes in the above foreign exchange rates impact the reported U.S. dollar amounts of the Company's sales, expenses and income. Throughout this MD&A, reference is made to the impact of foreign exchange on reported U.S. dollar amounts where relevant.

Three Month Periods Ended June 30, 2002 and 2001

Sales (in millions, except average content per vehicle)

	Three month periods ended June 30,	
	2002	2001
Vehicle production volumes		
North America	4.6	4.3
Europe	4.3	4.5
Average content per vehicle		
North America	$ 134	$ 128
Europe	$ 71	$ 52
Production sales – North America		
Interior Systems	$ 438.1	$ 381.6
Closure Systems	174.5	162.0
	612.6	543.6
Production sales - Europe		
Interior Systems	266.1	206.3
Closure Systems	36.3	26.9
	302.4	233.2
Tooling and engineering sales	81.4	74.3
Total sales	$ 996.4	$ 851.1

Production Sales – North America:

Interior Systems: North American production sales for the Interiors business increased 15% to $438.1 million for the second quarter of 2002 compared to $381.6 million for the second quarter of 2001. This growth was primarily the result of an increase in average content per vehicle which was positively impacted by new product launches in the second half of 2001 including, the overhead system and seat tracks for the Dodge Ram Pickup, the complete seats and overhead system for the Saturn VUE and the cockpit module, door panels, overhead system and other interior trim for the Cadillac CTS and by a 7% increase in North American vehicle production volumes from the second quarter of 2001. The increase in production sales was partially offset by lower vehicle production volumes for the complete seats supplied for the DaimlerChrysler minivan.

Closure Systems: North American production sales for the Closures business increased 8% to $174.5 million for the second quarter of 2002 from $162.0 million for the second quarter of 2001. This was primarily the result of an increase in average content per vehicle which was due to the new product launch of the door cassette modules for the Ford Expedition/Lincoln Navigator in the first quarter of 2002 and product launches in the second half of 2001 including window regulators supplied for the Dodge Ram Pickup and latches and window regulators supplied for the GM Envoy/Trail Blazer and by a 7% increase in North American vehicle production volumes from the second quarter of 2001. This was partially offset by a decrease in vehicle production volumes for the power sliding doors and power liftgates for the DaimlerChrysler minivan.

Production Sales – Europe:

Interior Systems: European production sales for the Interiors business increased 29% to $266.1 million for the second quarter of 2002 compared to $206.3 million for the second quarter of 2001. This growth was primarily attributable to increased average content per vehicle as a result of launches in the second half of 2001, including the production of the cockpit module, door panels and interior components for the BMW MINI, the complete interior, excluding the overhead system and instrument panel for the DaimlerChrysler Vaneo, and the launch of the instrument panel for the Opel Epsilon platform in the first quarter of 2002, and the strengthening of the euro and the British pound relative to the U.S. dollar. The production sales increase was partially offset by a 4% decrease in Western European vehicle production volumes from the second quarter of 2001.

Closure Systems: European production sales for the Closures business increased 35% to $36.3 million for the second quarter of 2002 from $26.9 million for the second quarter of 2001. This increase was due to the increase in average content per vehicle as a result of the launch of the door cassette modules for the Ford Fiesta/Ka during the first quarter of 2002, and the strengthening of the euro relative to the U.S. dollar.

Tooling and Engineering Sales:

The Company's consolidated tooling and engineering sales for the second quarter of 2002 increased 10% to $81.4 million from $74.3 million for the second quarter of 2001. Tooling and engineering sales increased by $6.5 million to $42.8 million in North America and remained relatively unchanged in Europe at $38.6 million for the second quarter of 2002 compared to $38.0 million for the second quarter of 2001.

Gross Margin

	Three month periods ended June 30,	
	2002	**2001**
Gross margin	$ 138.6	$ 121.0
Gross margin as a percentage of total sales	13.9%	14.2%

Gross margin was positively impacted in the second quarter of 2002 by the Company's higher average content per vehicle and additional sales on new programs launched during the second half of 2001 and during the first quarter of 2002, operational improvements at previously identified under-performing divisions and by the strengthening of the euro and British pound relative to the U.S. dollar. In addition, the second quarter of 2001 also included a $2.7 million charge relating to the downsizing of one of the Company's underperforming divisions. This was offset by lower Western European vehicle production volumes, lower production volumes for the DaimlerChrysler minivan, and higher than expected launch costs related to certain new programs being launched at divisions in Europe. Gross margin as a percentage of total sales was 13.9% for the second quarter of 2002 compared to 14.2% for the second quarter of 2001.

Operating Income

	Three month periods ended June 30,	
	2002	**2001**
Gross margin	$ 138.6	$ 121.0
Less:		
Depreciation and amortization	20.9	21.4
Selling, general and administrative	50.8	45.6
Affiliation and social fees	15.6	13.2
Operating income	$ 51.3	$ 40.8
Depreciation and amortization as a percentage of total sales	2.1%	2.5%
Selling, general and administrative expenses as a percentage of total sales	5.1%	5.4%

Depreciation and amortization: Depreciation and amortization expense decreased by $0.5 million to $20.9 million for the second quarter of 2002 from $21.4 million for the second quarter of 2001. The decrease is attributed to the Company adopting the new accounting recommendations under the Canadian Institute of Chartered Accountants' Handbook Section 3062, "Goodwill and Other Intangible Assets" (CICA 3062) – See "New Accounting Pronouncements". With the adoption of the new recommendations, effective January 1, 2002, the Company has ceased recording amortization of existing goodwill. The impact of applying the new recommendations for the second quarter of 2002 was a decrease of approximately $2.4 million in amortization that would have previously been recorded as goodwill amortization under the old recommendations. This was partially offset by additional depreciation expense as a result of the Company's continuing investment in capital equipment to support new production programs and facilities, and the strengthening of the euro and British pound relative to the U.S. dollar which had the effect of increasing U.S. dollar reported depreciation and amortization expense in the second quarter of 2002 compared to the second quarter of 2001.

Selling, general and administrative: Selling, general and administrative ("SG&A") costs increased by $5.2 million to $50.8 million for the second quarter of 2002 from $45.6 million for the second quarter of 2001. The Company has an agreement with Magna International Inc. ("Magna") to provide certain management and administrative services to the Company. Previously, the costs of such services were included in Affiliation fees and other charges. Commencing January 1, 2002, the Company began reporting amounts paid to Magna for management and administrative services in SG&A. Affiliation fees and social commitment contributions continue to be shown separately in the consolidated statements of income under Affiliation and social fees. All comparative period amounts have been reclassified to conform with the current period presentation. The cost of management and administrative services provided by Magna and included in SG&A totalled $1.3 million and $2.9 million for the second quarter of 2002 and 2001 respectively. The increase in SG&A costs reflects the incremental costs associated with the increase in production sales and the strengthening of the euro and British pound relative to the U.S. dollar which had the effect of increasing U.S. dollar reported SG&A expense in the second quarter of 2002. As a percentage of total sales, SG&A decreased from 5.4% to 5.1%.

Affiliation and social fees: The Company pays fees to Magna for certain rights provided under the terms of the Company's affiliation agreements and contributes a portion of its social commitment obligation under its corporate constitution pursuant to social commitment agreements with Magna. These fees and social commitment contributions are based on the Company's sales and pretax profits. The fees and contributions to Magna expensed during the second quarter of 2002 were $15.6 million, reflecting an increase of $2.4 million compared to the $13.2 million expensed in the second quarter of 2001. The increase in fees are reflective of the increase in sales and pretax profits in the second quarter of 2002 compared to the second quarter of 2001.

Operating Income (Loss)

	Three month periods ended June 30,	
	2002	2001
North America		
Interior Systems	$ 36.9	$ 35.6
Closure Systems	15.2	11.3
Europe		
Interior Systems	4.5	(1.8)
Closure Systems	(4.4)	0.8
Corporate	(0.9)	(5.1)
Operating Income	$ 51.3	$ 40.8

Operating Income - North America:

Interior Systems: Operating income for the North American Interiors business increased by $1.3 million to $36.9 million for the second quarter of 2002 from $35.6 million for the second quarter of 2001. The positive impact related to increased sales from higher vehicle production volumes, operating improvements at previously identified under-performing divisions, higher sales on new programs launched in the second half of 2001 and in the first quarter of 2002 and the ceasing of goodwill amortization as a result of CICA 3062 – see "Depreciation and Amortization". This increase was partially offset by lower vehicle production volumes on the DaimlerChrysler minivan in the second quarter of 2002 compared to the second quarter of 2001, higher engineering costs on new programs, increased affiliation and social fees and increased corporate office costs which were not included in the second quarter of 2001.

Closure Systems: Operating income for the North American Closures business increased by $3.9 million to $15.2 million for the second quarter of 2002 from $11.3 million for the second quarter of 2001. The positive impact related to the Company's increased content on new programs launched during the first quarter of 2002 and in the second half of 2001. This increase was partially offset by lower vehicle production volumes on the DaimlerChrysler minivan, increased affiliation and social fees and increased corporate office costs which were not included in the second quarter of 2001.

Operating Income (Loss) - Europe:

Interior Systems: Operating income for the European Interiors business increased by $6.3 million from an operating loss of $1.8 million for the second quarter of 2001 to operating income of $4.5 million for the second quarter of 2002. European operating income was positively impacted by the start of production of a number of new contracts in the second half of 2001 and in the first quarter of 2002, including the cockpit module, door panels and interior components for the BMW MINI, continuing operating efficiencies at specific under-performing divisions, the ceasing of goodwill amortization as a result of CICA 3062 – see "Depreciation and Amortization" and the strengthening of the euro and British pound relative to the U.S. dollar, which had the effect of increasing U.S. dollar reported operating income. In addition, the second quarter 2001 included a $2.7 million charge relating to the downsizing of one of the Company's underperforming divisions. This was partially offset by higher than expected launch costs related to certain new programs, increased affiliation and social fees and increased corporate office costs.

Closure Systems: Operating loss for the European Closures business increased by $5.2 million from operating income of $0.8 million in the second quarter of 2001 to an operating loss of $4.4 million in the second quarter of 2002. The operating loss was due primarily to higher than expected launch costs related to certain new programs being launched in one division, lower sales on products supplied to one specific customer's platforms, increased affiliation fees and the strengthening of the euro relative to the U.S. dollar which had the effect of increasing U.S. dollar reported operating loss. This was partially offset by the ceasing of goodwill amortization as a result of CICA 3062 - See "Depreciation and Amortization".

Operating Loss - Corporate: Commencing October 1, 2001, certain corporate costs were charged to various operating segments of the Company for services performed at corporate for the operating segments. As a result, the operating loss for corporate decreased by $4.2 million from operating loss of $5.1 million in the second quarter of 2001 to an operating loss of $0.9 million in the second quarter of 2002.

Other Items

	Three month periods ended June 30,	
	2002	**2001**
Operating income	$ 51.3	$ 40.8
Interest expense, net	0.3	6.8
Amortization of discount on Convertible Series Preferred Shares	2.9	-
Equity loss	0.1	-
Income before income taxes and minority interest	48.0	34.0
Income taxes	21.9	15.5
Minority interest	(0.3)	0.1
Net income	$ 26.4	$ 18.4
Financing charge on Convertible Series Preferred Shares	0.3	-
Net income attributable to Class A Subordinate Voting and Class B Shares	$ 26.1	$ 18.4

Interest expense, net: The Company's interest expense, net of interest income, decreased by $6.5 million to $0.3 million for the second quarter of 2002 from $6.8 million for the second quarter of 2001. The decrease was a result of a lower average net debt position during second quarter of 2002 compared to the second quarter of 2001.

Amortization of discount on Convertible Series Preferred Shares: As part of the Reorganization of the Company in August 2001, (see "Earnings Per Share"), $225 million of Convertible Series Preferred Shares were issued to Magna. As a result, a $2.9 million charge relating to the Company's amortization of the discount on the Convertible Series Preferred Shares classified as debt was incurred during the second quarter of 2002.

Income taxes: Income tax expense increased by $6.4 million to $21.9 million for the second quarter of 2002 from $15.5 million for the second quarter of 2001. Tax losses not benefited were approximately $9.2 million during both the second quarter of 2002 and 2001. Absent the impact of the tax losses not benefited and the impact of amortization of the discount on the Convertible Series Preferred Shares, which is not deductible for tax purposes, the effective tax rate was approximately 36% for both the second quarter of 2002 and 2001.

Net income: Net income for the second quarter of 2002 was $26.4 million as compared to $18.4 million for the second quarter of 2001. The increase was attributable to the increased gross margin related to the higher average content per vehicle, increased North American vehicle production volumes, operating improvements at previously identified under-performing divisions, the impact of a restructuring charge at one of the Company's underlying divisions in the second quarter of 2001, decreased amortization expense as a result of adopting new accounting recommendations for goodwill under CICA 3062, and reduced interest expense. This was partially offset by lower vehicle production volumes in Western Europe, higher than expected launch costs on certain new programs, increased selling, general and administrative costs, the amortization of discount on the Convertible Series Preferred Shares, higher affiliation fees and social fees and higher income tax expense for the second quarter of 2002 compared to the second quarter of 2001.

Financing Charge: The deduction from net income of dividends declared and paid on the Convertible Series Preferred Shares (net of return of capital) was $0.3 million for the second quarter of 2002. The increase reflects the Series 1 and 2 Convertible Preferred Shares issued in August, 2001 to Magna as part of the recapitalization of the Company.

Earnings Per Share

	Three month period ended June 30,	Pro forma three month period ended June 30,
	2002	2001
Earnings per Class A Subordinate Voting or Class B Share (US $)		
Basic	$ 0.54	$ 0.46
Diluted	$ 0.46	$ 0.40
Average number of Class A Subordinate Voting and Class B Shares outstanding (in millions)		
Basic	48.2	42.8
Diluted	63.9	57.7

Diluted earnings per Class A Subordinate Voting or Class B Share for the second quarter of 2002 was $0.46.

The new capital structure, as a result of a reorganization completed by the Company prior to its initial public offering (the "Reorganization"), was established at the beginning of August, 2001. The Reorganization of the Company resulted in significant changes to the Company's capital structure and affiliation agreements with Magna. Therefore, historical earnings per share figures have not been presented as these measures are not meaningful. Comparable pro forma earnings per share measures, which give effect to the changes in the Company's capital structure and other items, are provided in note 9 to the accompanying unaudited interim Consolidated Financial Statements. Pro forma diluted earnings per Class A Subordinate Voting or Class B Share was $0.40 for the second quarter of 2001. The increase in diluted earnings per Class A Subordinate Voting or Class B Share compared to pro forma diluted earnings per Class A Subordinate Voting or Class B Share is a result of higher net income for the second quarter of 2002 as compared to pro forma net income for the second quarter of 2001.

Overview of Six Month Periods Ended June 30, 2002 and 2001

Sales (in millions, except average content per vehicle)

	Six month periods ended June 30,	
	2002	2001
Vehicle production volumes		
North America	8.6	8.2
Europe	8.6	9.0
Average content per vehicle		
North America	$ 132	$ 126
Europe	$ 67	$ 52
Production sales – North America		
Interior Systems	$ 813.3	$ 712.2
Closure Systems	320.6	312.1
	1,133.9	1,024.3
Production sales - Europe		
Interior Systems	510.8	401.7
Closure Systems	66.9	61.2
	577.7	462.9
Tooling and engineering sales	163.7	185.7
Total sales	$ 1,875.3	$ 1,672.9

Production Sales – North America:

Interior Systems: North American production sales for the Interiors business increased 14% to $813.3 million for the first half of 2002 compared to $712.2 million for the first half of 2001. This growth was primarily the result of an increase in average content per vehicle which was positively impacted by new product launches in the second half of 2001 including, the overhead system and seat tracks for the Dodge Ram Pickup, the complete seats and overhead system for the Saturn VUE and the cockpit module, door panels, overhead system and other interior trim for the Cadillac CTS and by a 5% increase in North American vehicle production volumes from the first half of 2001. The increase in production sales was partially offset by lower vehicle production volumes for the complete seats supplied for the DaimlerChrysler minivan during the first half of 2002 and the weakening of the Canadian dollar relative to the U.S. dollar which negatively impacted production sales for the first half of 2002.

Closure Systems: North American production sales for the Closures business increased 3% to $320.6 million for the first half of 2002 from $312.1 million for the first half of 2001. This increase was primarily the result of an increase in average content per vehicle which was due to the new product launch of the door cassette modules for the Ford Expedition/Lincoln Navigator in the first quarter of 2002 and product launches in the second half of 2001 including window regulators supplied for the Dodge Ram Pickup and latches and window regulators supplied for the GM Envoy/Trail Blazer and by a 5% increase in North American vehicle production volumes from the first half of 2001. This was partially offset by a decrease in vehicle production volumes for the power sliding doors and power liftgates for the DaimlerChrysler minivan during the first half of 2002 and the weakening of the Canadian dollar relative to the U.S. dollar which negatively impacted production sales in the first half of 2002.

Production Sales – Europe:

Interior Systems: European production sales for the Interiors business increased 27% to $510.8 million for the first half of 2002 compared to $401.7 million for the first half of 2001. This growth was primarily attributable to increased average content per vehicle as a result of new product launches in the second half of 2001, including the production of the cockpit module, door panels and interior components for the BMW MINI, the complete interior, excluding the overhead system and instrument panel for the DaimlerChrysler Vaneo, and in the first quarter of 2002 the launch of the instrument panel for the Opel Epsilon platform. The production sales increase was partially offset by a 4% decrease in Western European vehicle production volumes from the first half of 2001.

Closure Systems: European production sales for the Closures business increased 9% to $66.9 million for the first half of 2002 from $61.2 million for the first half of 2001. The increase in production sales was primarily due to the increase in average content per vehicle as a result of the launch of the door cassette modules for the Ford Fiesta/Ka during the first quarter of 2002.

Tooling and Engineering Sales:

The Company's consolidated tooling and engineering sales for the first half of 2002 declined 12% to $163.7 million from $185.7 million for the first half of 2001. Tooling and engineering sales for the first half of 2001 included approximately $38 million of tooling sales for the current DaimlerChrysler minivan program. Excluding the impact of these sales for the DaimlerChrysler minivan, tooling and engineering sales increased by $15.9 million to $100.5 million in North America and remained relatively unchanged in Europe at $63.2 million for the first half of 2002 compared to $63.1 million for the first half of 2001.

Operating Income (Loss)

	Six month periods ended June 30,	
	2002	**2001**
North America		
Interior Systems	$ 60.4	$ 50.9
Closure Systems	26.1	21.9
Europe		
Interior Systems	5.0	(3.8)
Closure Systems	(8.4)	0.4
Corporate	(3.3)	(5.3)
Operating Income	$ 79.8	$ 64.1

Operating Income - North America:

Interior Systems: Operating income for the North American Interiors business increased by $9.5 million to $60.4 million for the first half of 2002 from $50.9 million for the first half of 2001. The positive impact related to increased sales from higher vehicle production volumes, operating improvements at previously identified under-performing divisions, higher sales on new programs launched in the second half of 2001 and the first quarter of 2002 and the ceasing of goodwill amortization as a result of CICA 3062 – see "Depreciation and Amortization". This increase was partially offset by lower vehicle production volumes on the DaimlerChrysler minivan in the first half of 2002 compared to the first half of 2001, higher engineering costs on new programs, increased affiliation and social fees, increased corporate office costs which were not included in the first half of 2001 and by the weakening of the Canadian dollar relative to the U.S. dollar, which had the effect of reducing U.S. dollar reported operating income.

Closure Systems: Operating income for the North American Closures business increased by $4.2 million to $26.1 million for the first half of 2002 from $21.9 million for the first half of 2001. The positive impact related to the Company's increased content on new programs launched during the first quarter of 2002 and in the second half of 2001. This increase was partially offset by lower vehicle production volumes on the DaimlerChrysler minivan, increased affiliation and social fees, increased corporate office costs which were not included in the first half of 2001, costs associated with vehicle launches in the first quarter of 2002 and the weakening of the Canadian dollar relative to the U.S. dollar, which had the effect of reducing U.S. dollar reported operating income.

Operating Loss - Europe:

Interior Systems: Operating income for the European Interiors business increased by $8.8 million from an operating loss of $3.8 million for the first half of 2001 to operating income of $5.0 million for the first half of 2002. European operating income was positively impacted by the start of production of a number of new contracts in the second half of 2001 and in the first quarter of 2002, including the cockpit module, door panels and interior components for the BMW MINI, continuing operating efficiencies at specific under-performing divisions and the ceasing of goodwill amortization as a result of CICA 3062 – see "Depreciation and Amortization". In additon, the second half of 2001 included a $2.7 million charge related to the downsizing of one of the Company's underperforming divisions. This was partially offset by higher than expected launch costs related to certain new programs, increased affiliation and social fees and increased corporate office costs.

Closure Systems: Operating loss for the European Closures business increased by $8.8 million from operating income of $0.4 million in the first half of 2001 to an operating loss of $8.4 million in the first half of 2002. The increased operating loss was due primarily to higher than expected launch costs related to certain new programs being launched in one division and lower sales on products supplied to one specific customer's platforms and increased affiliation fees. This was partially offset by the ceasing of goodwill amortization as a result of CICA 3062 - See "Depreciation and Amortization".

Operating Loss - Corporate: Commencing October 1, 2001, certain corporate costs were charged to the various operating segments of the Company for services performed at corporate for the operating segments. As a result, the operating loss for corporate decreased by $2.0 million from an operating loss of $5.3 million in the first half of 2001 to an operating loss of $3.3 million in the first half of 2002.

FINANCIAL CONDITION, LIQUIDITY AND CAPITAL RESOURCES

Three Month Periods Ended June 30, 2002 and 2001

Cash from Operating Activities

	Three month periods ended June 30, 2002	2001
Net income	$ 26.4	$ 18.4
Items not involving current cash flows	32.2	21.3
	58.6	39.7
Change in non-cash working capital	86.3	(75.9)
	$ 144.9	$ (36.2)

During the second quarter of 2002, cash from operations before changes in working capital increased by $18.9 million to $58.6 million from $39.7 million for the second quarter of 2001. The increase was primarily a result of an increase in net income of $8.0 million and an increase in non-cash items of $10.9 million representing higher future tax expense and other non-cash charges. The $86.3 million of cash generated from working capital during the second quarter of 2002 is the result of a $38.5 million increase in accounts payable and accrued liabilities, and a $61.4 million decrease in accounts receivable offset by a $13.5 million increase in inventories and a $0.1 million increase in prepaids and other assets. The decrease in accounts receivable is primarily due to receipts of cash from a single North American automobile manufacturer immediately before June 30, 2002. The $75.9 million of cash invested in working capital in the second quarter of 2001 was primarily the result of $117.3 million increase in production accounts receivable during the period. The majority of the increased investment in accounts receivable related to a single North American automobile manufacturer's payments received immediately after June 30, 2001.

Investment Activities

	Three month periods ended June 30,	
	2002	2001
Fixed assets, investments and other asset additions	$ (28.7)	$ (15.2)
Proceeds from disposals	0.8	1.3
	$ (27.9)	$ (13.9)

Cash used for investment activities during the second quarter of 2002 increased to $27.9 million compared to $13.9 million during the second quarter of 2001. Cash used for fixed and other asset spending was $28.7 million and $15.2 million for the second quarter of 2002 and 2001, respectively. This use of funds was partially offset by cash received from normal course fixed and other asset dispositions of $0.8 million and $1.3 million during the second quarter of 2002 and 2001, respectively.

Financing Activities

	Three month periods ended June 30,	
	2002	2001
Increase in bank indebtedness	$ 15.9	$ 8.2
Repayments of long-term debt	(0.6)	(0.9)
Net distribution to Magna	-	(24.6)
Dividends on Class A Subordinate Voting and Class B Shares	(2.4)	-
	$ 12.9	$ (17.3)

Cash generated from financing activities was $12.9 million for the second quarter of 2002 compared to $17.3 million of cash used in financing activities for the second quarter of 2001. Cash generated from financing activities for the second quarter of 2002 included net issues of debt (including bank indebtedness less repayments of long-term debt) of $15.3 million. Cash used in financing activities for the second quarter of 2001 included net issues of debt of $7.3 million offset by net distribution to Magna of $24.6 million. Dividends paid during the second quarter of 2002 were $0.05 per Class A Subordinate Voting and Class B Share, totalling $2.4 million. These payments relate to dividends declared in respect of the first quarter of 2002.

Six Month Periods Ended June 30, 2002 and 2001

Cash from Operating Activities

	Six month periods ended June 30,	
	2002	2001
Net income	$ 39.4	$ 25.2
Items not involving current cash flows	61.0	41.7
	100.4	66.9
Change in non-cash working capital	88.8	(0.4)
	$ 189.2	$ 66.5

During the first half of 2002, cash from operations before changes in working capital increased by $33.5 million to $100.4 million from $66.9 million for the first half of 2001. The increase was primarily a result of an increase in net income of $14.2 million and an increase in non-cash items of $19.3 million representing higher future tax expense and other non-cash charges. The $88.8 million of cash generated from working capital during the first half of 2002 is the result of a $79.5 million increase in accounts payable and accrued liabilities, a $2.0 million decrease in prepaid expenses and other, and a $36.3 million decrease in accounts receivable offset by a $29.0 million increase in inventories. The increase in accounts payable is primarily due to new programs launched late in 2001 and in the first quarter of 2002. The decrease in accounts receivable is primarily due to receipts of cash from a single North American automobile manufacturer immediately before June 30, 2002.

Investment Activities

	Six month periods ended June 30,	
	2002	2001
Fixed assets, investments and other asset additions	$ (53.5)	$ (38.6)
Proceeds from disposals	2.5	1.8
	$ (51.0)	$ (36.8)

Cash used for investment activities during the first half of 2002 increased to $51.0 million compared to $36.8 million during the second quarter of 2001. Cash used for fixed and other asset spending was $53.5 million and $38.6 million for the first half of 2002 and 2001, respectively. This use of funds was partially offset by cash received from normal course fixed and other asset dispositions of $2.5 million and $1.8 million during the first half of 2002 and 2001, respectively.

Financing Activities

	Six month periods ended June 30,	
	2002	2001
Increase in bank indebtedness	$ 7.5	$ 2.0
Issues (repayments) of long-term debt	0.4	(6.1)
Net distribution to Magna	-	(5.3)
Dividends on Class A Subordinate Voting and Class B Shares	(4.8)	-
Dividends on Convertible Series Preferred Shares	(2.8)	-
	$ 0.3	$ (9.4)

Cash generated from financing activities was $0.3 million for the first half of 2002 compared to $9.4 million of cash used in financing activities for the first half of 2001. Cash generated from financing activities for the first half of 2002 included net issues of debt (including bank indebtedness less repayments of long-term debt) of $7.9 million. Cash used in financing activities for the second quarter of 2001 included net repayment of debt of $4.1 million and net distribution to Magna of $5.3 million. Dividends paid during the first half of 2002 were $0.10 per Class A Subordinate Voting and Class B Share, totalling $4.8 million. These payments relate to dividends declared in respect of the first quarter of 2002 and the fourth quarter of 2001. Dividends of $2.8 million on the Convertible Series Preferred Shares relate to dividends declared in respect of the fourth quarter of 2001.

Unused and Available Financing Resources

Cash on hand increased to $221.2 million at June 30, 2002 from $69.6 million at June 30, 2001. At June 30, 2002, the Company had credit facilities of $482.2 million, of which $382.8 million are unused and available. $348.5 million of the unused and available credit facilities represents the unused and available portion of the Company's $385 million three year revolving credit facility which expires on September 27, 2004.

In addition to the above unused and available financing resources, the Company and certain of its North American subsidiaries sponsor a tooling finance program for tooling suppliers to finance tooling under construction. Under this program, the facility provider orders tooling from tooling suppliers and subsequently sells such tooling to the sponsor or its designee. The facility provider makes advances to tooling suppliers based on tool build milestones approved by the sponsor or its designee. On completion of the tooling, the facility provider sells the tooling to the sponsor or its designee for an amount equal to cumulative advances. In the event of tooling supplier default, the sponsor will purchase in progress tooling for an amount approximating cumulative advances. A number of Magna affiliated company's are also sponsors under this facility. The maximum facility amount is $100 million and is available to individual sponsors on an uncommitted demand basis subject to individual sponsor sub-limits. The Company's sub-limit is $100 million, subject to prior utilization of this facility by other Magna affiliated sponsors. As at June 30, 2002, $16.3 million had been advanced to tooling suppliers under the Company's portion of this facility. This amount is included in accounts payable on the Company's June 30, 2002 consolidated balance sheet.

During the first quarter of 2002, a European subsidiary of the Company entered into an operating lease for vehicle production parts tooling. Payments on this lease commitment totalling approximately $13 million will be paid over the next 4 years.

The Company typically receives a contract or production purchase order from an automobile manufacturer to produce a component, assembly, module or system for one or more vehicle model years. As part of these contracts, the Company may be required to absorb costs relating to product design and engineering and tooling costs and recover these costs by increasing the unit price of the related products. If estimated production volumes are not achieved, the Company may not fully recover these costs. In 2002, the Company will continue to incur increasing amounts of design and engineering and tooling costs, primarily related to newly awarded production contracts with production planned to start during the remainder of 2002 through to 2004.

Capital and investment spending for existing businesses and projects is expected to range between $125 million and $150 million for 2002. The majority of capital spending in 2002 relates to the award of new production contracts and includes spending for new machinery and equipment, new production facilities, maintenance improvements and planned efficiency enhancements. Management believes the Company is in a position to meet all of 2002 planned cash requirements from its cash balances on hand, existing credit facilities and cash provided from operations. A decrease in estimated vehicle production volumes could adversely impact cash provided from operating activities in 2002. Cash provided from operating activities totalled $189.2 million for the first half of 2002. Cash provided from operating activities totalled $66.5 million for the first half of 2001.

NEW ACCOUNTING PRONOUNCEMENTS

In August 2001, the Canadian Institute of Chartered Accountants issued Handbook Section 3062, "Goodwill and other Intangible Assets". CICA 3062 requires the application of the non-amortization and impairment rules for existing goodwill and intangible assets, which meet the criteria for indefinite life. In all cases, the standard must be adopted at the beginning of the fiscal year. Effective January 1, 2002, the Company adopted these new recommendations and as a result the Company ceased to record amortization of existing goodwill in the first quarter of 2002. The amortization relating to goodwill charged to net income in the second quarter and first half of 2001 was $2.1 million and $3.7 million, respectively. CICA 3062 requires the Company to review goodwill impairment based upon new measurement criteria. As a result of this review, the Company determined that it was necessary to writedown $35.7 million of unamortized goodwill relating to the reporting units in the Interiors Europe, Closures Europe and Interiors North America reporting segments in the second quarter of 2002. As required by CICA 3062, this writedown was charged against the Company's opening retained earnings for 2002 and does not impact the Company's earnings per share for 2002. After January 1, 2002, goodwill must be assessed for impairment on an annual basis and any required writedown would be charged against earnings.

In November 2001, the CICA issued Handbook Section 3870 "Stock-Based Compensation and Other Stock-Based Payments" (CICA 3870). CICA 3870 requires that all stock-based awards granted to non-employees must be accounted for at fair value. The new standard also encourages, but does not require, the use of the fair value method for all stock-based compensation paid to employees. However, the fair value method does not have to be applied to option plans where the only choice is for the employee to pay the exercise price and obtain stock. The new standard only applies to awards granted after the adoption date. The Company has prospectively adopted CICA 3870 effective January 1, 2002 and has elected to continue accounting for employee stock options using the intrinsic value method. The adoption of CICA 3870 had no effect on the Company's reported earnings for the second quarter of 2002.

On August 6, 2002, the Company's Board of Directors approved an additional 605,000 options to purchase Class A Subordinate Shares to employees and officers of the Company, 295,000 and 310,000 options were issued at exercise prices of Cdn.$26.85 and U.S.$16.40, respectively.

INTIER AUTOMOTIVE INC.
CONSOLIDATED BALANCE SHEETS

(U.S. dollars in millions)

	As at June 30, 2002	As at December 31, 2001
	(unaudited)	(audited)
ASSETS		
Current assets:		
Cash and cash equivalents	$ 221.2	$ 77.1
Accounts receivable	560.8	574.3
Inventories	279.9	240.9
Prepaid expenses and other	22.8	23.6
	1,084.7	915.9
Fixed assets, net	457.9	424.0
Goodwill, net (notes 2 and 6)	102.2	132.5
Future tax assets	92.0	96.0
Other assets	10.2	11.0
	$ 1,747.0	$ 1,579.4
LIABILITIES AND SHAREHOLDERS' EQUITY		
Current liabilities:		
Bank indebtedness	$ 56.5	$ 46.0
Accounts payable	612.4	527.6
Accrued salaries and wages	66.1	53.7
Other accrued liabilities	68.7	49.6
Income taxes payable	1.9	1.8
Long-term debt due within one year	7.0	6.8
	812.6	685.5
Long-term debt	32.9	30.6
Other long-term liabilities	25.7	22.1
Convertible Series Preferred Shares (note 5)	200.3	194.6
Future tax liabilities	40.3	35.0
Minority interest	1.5	1.7
Shareholders' equity:		
Convertible Series Preferred Shares (note 5)	26.5	31.4
Class A Subordinate Voting Shares (note 5)	71.7	71.7
Class B Shares (note 5)	495.8	495.8
Retained earnings	14.0	15.9
Currency translation adjustment	25.7	(4.9)
	633.7	609.9
	$ 1,747.0	$ 1,579.4

INTIER AUTOMOTIVE INC.
CONSOLIDATED STATEMENTS OF INCOME, RETAINED EARNINGS AND MAGNA'S NET INVESTMENT

(U.S. dollars in millions, except per share figures and number of shares)

	Three month periods ended June 30,		Six month periods ended June 30,	
	2002	2001	**2002**	2001
	(unaudited)		(unaudited)	
Sales	**$ 996.4**	$ 851.1	**$ 1,875.3**	$ 1,672.9
Cost of goods sold	**857.8**	730.1	**1,629.2**	1,455.3
Depreciation and amortization (notes 2 and 6)	**20.9**	21.4	**41.6**	43.5
Selling, general and administrative (note 11)	**50.8**	45.6	**95.6**	84.3
Affiliation and social fees (note 11)	**15.6**	13.2	**29.1**	25.7
Operating income	**51.3**	40.8	**79.8**	64.1
Interest expense, net	**0.3**	6.8	**0.6**	14.4
Amortization of discount on Convertible Series Preferred Shares	**2.9**	-	**5.7**	-
Equity loss	**0.1**	-	**-**	0.4
Income before income taxes and minority interest	**48.0**	34.0	**73.5**	49.3
Income taxes	**21.9**	15.5	**34.5**	24.1
Minority interest	**(0.3)**	0.1	**(0.4)**	-
Net income	**$ 26.4**	$ 18.4	**$ 39.4**	$ 25.2
Financing charge on Convertible Series Preferred Shares	**0.3**	-	**0.8**	-
Net income attributable to Class A Subordinate Voting and Class B Shares	**26.1**	18.4	**38.6**	25.2
Retained earnings and Magna's net investment, beginning of period	**26.0**	844.9	**15.9**	850.2
Adjustment for change in accounting policy for goodwill (notes 2 and 6)	**(35.7)**	-	**(35.7)**	-
Net distribution to Magna	**-**	(31.3)	**-**	(31.1)
Dividends on Class A Subordinate Voting and Class B Shares	**(2.4)**	-	**(4.8)**	-
Change in currency translation adjustment	**-**	6.5	**-**	(5.8)
Retained earnings and Magna's net investment, end of period	**$ 14.0**	$ 838.5	**$ 14.0**	$ 838.5
Earnings per Class A Subordinate Voting or Class B Share (note 8)				
Basic	**$ 0.54**	-	**$ 0.80**	-
Diluted	**$ 0.46**	-	**$ 0.71**	-
Average number of Class A Subordinate Voting and Class B Shares outstanding (in millions) (note 8)				
Basic	**48.2**	-	**48.2**	-
Diluted	**63.9**	-	**63.8**	-
Pro forma earnings per Class A Subordinate Voting or Class B Share (note 9)				
Basic	-	$ 0.46	-	$ 0.63
Diluted	-	$ 0.40	-	$ 0.57
Average number of Class A Subordinate Voting and Class B Shares outstanding (in millions) (note 9)				
Basic	-	42.8	-	42.8
Diluted	-	57.7	-	57.7

INTIER AUTOMOTIVE INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS
(U.S. dollars in millions)

	Three month periods ended June 30,		Six month periods ended June 30,	
	2002	2001	2002	2001
	(unaudited)		(unaudited)	
Cash provided from (used for):				
OPERATING ACTIVITIES				
Net income	$ 26.4	$ 18.4	$ 39.4	$ 25.2
Items not involving current cash flows	32.2	21.3	61.0	41.7
	58.6	39.7	100.4	66.9
Change in non-cash working capital	86.3	(75.9)	88.8	(0.4)
	144.9	(36.2)	189.2	66.5
INVESTMENT ACTIVITIES				
Fixed asset additions	(28.3)	(14.3)	(52.8)	(37.6)
Increase in investments and other assets	(0.4)	(0.9)	(0.7)	(1.0)
Proceeds from disposition of fixed assets	0.8	1.3	2.5	1.8
	(27.9)	(13.9)	(51.0)	(36.8)
FINANCING ACTIVITIES				
Increase in bank indebtedness	15.9	8.2	7.5	2.0
(Repayments) issues of long-term debt	(0.6)	(0.9)	0.4	(6.1)
Net distribution to Magna	-	(24.6)	-	(5.3)
Dividends on Class A Subordinate Voting and Class B Shares	(2.4)	-	(4.8)	-
Dividends on Convertible Series Preferred Shares	-	-	(2.8)	-
	12.9	(17.3)	0.3	(9.4)
Effect of exchange rate changes on cash and cash equivalents	6.2	(0.6)	5.6	(2.3)
Net increase (decrease) in cash and cash equivalents during the period	136.1	(68.0)	144.1	18.0
Cash and cash equivalents, beginning of period	85.1	137.6	77.1	51.6
Cash and cash equivalents, end of period	$ 221.2	$ 69.6	$ 221.2	$ 69.6

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in U.S. dollars unless otherwise noted and all tabular amounts in millions, except per share figures and number of shares)

(All amounts as at June 30, 2002 and for the three month and six month periods ended June 30, 2002 and 2001 are unaudited).

1. BASIS OF PRESENTATION

The unaudited interim consolidated financial statements have been prepared following the accounting policies as set out in the 2001 audited Consolidated Financial Statements included in the Company's 2001 Annual Report, except as described in Note 2.

The unaudited interim consolidated financial statements do not conform in all respects to the requirements of Canadian generally accepted accounting principles for annual financial statements. Accordingly, these unaudited interim consolidated financial statements should be read in conjunction with the 2001 audited consolidated financial statements as included in the Company's 2001 Annual Report.

In the opinion of management, the unaudited interim consolidated financial statements reflect all adjustments which consist only of normal and recurring adjustments, except as described in note 2, necessary to present fairly the financial position of the Company at June 30, 2002 and the results of operations and cash flows for the three month and six month periods ended June 30, 2002 and 2001.

2. ACCOUNTING CHANGES

Goodwill

In August 2001, the Canadian Institute of Chartered Accountants issued Handbook Section 3062 "Goodwill and Other Intangible Assets" (CICA 3062). CICA 3062 requires the application of the non-amortization and impairment rules for existing goodwill and intangible assets, which meet the criteria for indefinite life beginning with fiscal years starting after December 15, 2001. In all cases, the standard must be adopted at the beginning of a fiscal year. Effective January 1, 2002, the Company adopted these new recommendations prospectively without restatement of any comparable period (see note 6).

Stock-Based Compensation

In November 2001, the CICA issued Handbook Section 3870 "Stock-Based Compensation and Other Stock-Based Payments" (CICA 3870). CICA 3870 requires that all stock-based awards granted to non-employees must be accounted for at fair value. The new standard also encourages, but does not require, the use of the fair value method for all stock-based compensation paid to employees. However, the fair value method does not have to be applied to option plans where the only choice is for the employee to pay the exercise price and obtain stock. The new standard only applies to awards granted after the adoption date. The Company has prospectively adopted CICA 3870 effective January 1, 2002 and has elected to continue accounting for employee stock options using the intrinsic value method. The adoption of CICA 3870 had no effect on the Company's reported earnings for the three and six month periods ended June 30, 2002 (see note 7).

3. CYCLICALITY

Substantially all revenue is derived from sales to North American and European facilities of the major automobile manufacturers. The Company's operations are exposed to the cyclicality inherent in the automotive industry and to changes in the economic and competitive environments in which the Company operates. The Company is dependent on continued relationships with the major automobile manufacturers.

4. USE OF ESTIMATES

The preparation of the unaudited interim consolidated financial statements in conformity with Canadian generally accepted accounting principles require management to make estimates and assumptions that affect the amounts reported in the unaudited interim consolidated financial statements and accompanying notes. Management believes that the estimates utilized in preparing its unaudited interim consolidated financial statements are reasonable and prudent; however, actual results could differ from these estimates.

5. CAPITAL STOCK

Class and Series of Outstanding Securities

The Company's share structure has remained consistent with that in place as at December 31, 2001. For details concerning the nature of the Company's securities, please refer to Note 11 "Capital Stock" in the 2001 audited consolidated financial statements included in the Company's 2001 Annual Report.

The following table summarizes the outstanding share capital of the Company:

	Authorized	Issued
Convertible Series Preferred Shares		
(Convertible into Class A Subordinate Voting Shares)	2,250,000	2,250,000
Preferred Shares, issuable in series	Unlimited	-
Class A Subordinate Voting Shares [i]	Unlimited	5,476,191
Class B Shares		
(Convertible into Class A Subordinate Voting Shares)	Unlimited	42,751,938

Note:

[i] On July 31, 2001, the Company filed a final prospectus with the securities regulatory authorities in Canada and the United States for a public offering of Class A Subordinate Voting Shares. The offering was completed in August, 2001. The details of the proceeds from the public offering of Class A Subordinate Voting Shares are as follows:

Total proceeds on 5,476,191 shares	$ 74.8
Expenses of the issue, net of taxes	(3.1)
Net proceeds	$ 71.7

Options and Convertible Securities

The following table presents the maximum number of Class A Subordinate Voting and Class B Shares that would be outstanding if all of the outstanding options and Convertible Series Preferred Shares issued and outstanding as at June 30, 2002 were exercised or converted:

	Number of Shares
Class A Subordinate Voting Shares outstanding as at June 30, 2002	5,476,191
Class B Shares outstanding as at June 30, 2002	42,751,938
Options to purchase Class A Subordinate Voting Shares	2,595,000
Convertible Series Preferred Shares, convertible at $15.09 per share	14,910,537
	65,733,666

The maximum number of shares reserved to be issued for stock options is 6,000,000 Class A Subordinate Voting Shares. The number of reserved but unoptioned shares at June 30, 2002 is 3,405,000.

On August 6, 2002, the Company's Board of Directors approved an additional 605,000 options to purchase Class A Subordinate Shares to employees and officers of the Company, 295,000 and 310,000 options were issued at exercise prices of Cdn.$26.85 and U.S.$16.40, respectively.

6. GOODWILL

In accordance with the new recommendations of the CICA, the Company completed a goodwill impairment test as at January 1, 2002, the adoption date under CICA 3062, and determined that unamortized goodwill of $27.6 million, $5.6 million and $2.5 million relating to reporting units in the Interiors Europe, Closures Europe, and Interiors North America reporting segments, respectively were impaired under the new rules. The impairment loss net of a nil tax recovery, has been recorded as a change in accounting policy by a charge to opening retained earnings as of January 1, 2002. Currency translation accumulated on these impairment amounts since January 1, 2002 has been reversed from the currency translation adjustment account.

Prior to the adoption of CICA 3062 coming into effect, goodwill impairment under Canadian GAAP was assessed based on estimated future undiscounted cash flows for the business to which the goodwill relates. Under CICA 3062, goodwill impairment is assessed based on a comparison of the fair value of the reporting unit to the underlying carrying value of the reporting unit's net assets, including goodwill. As recommended by the CICA 3062 accounting standard, discounted future cash flows were used to determine the fair value of the reporting unit. Under CICA 3062, after adoption of new recommendations, goodwill must be assessed for impairment on an annual basis, and any writedown would be charged against earnings.

In addition, in accordance with the new recommendations of the CICA, the Company no longer records amortization expense for goodwill. On an adjusted basis, the Company's net income for the three and six month periods ended June 30, 2001 would have been as follows if it was applied retroactively:

	Three month period ended June 30, 2001		Six month period ended June 30, 2001	
Net income as reported	$	18.4	$	25.2
Goodwill amortization, net of taxes	$	2.1	$	3.7
Adjusted net income	$	20.5	$	28.9

7. STOCK BASED COMPENSATION

The Company does not recognize compensation expense for its outstanding fixed price stock options. Under CICA 3870, the Company is now required to disclose compensation expense for fixed stock options issued subsequent to January 1, 2002, assuming compensation expense for the stock option plan had been determined based upon the fair value at the grant date, consistent with the methodology prescribed by the CICA.

The fair value of stock options is estimated at the date of grant using the Black-Scholes option pricing model with the following weighted average assumptions:

Risk free interest rate	4.74%
Expected dividend yield	1.20%
Expected volatility	26%
Expected time until exercise	5 years

The Black-Scholes options valuation model used by the Company to determine fair values was developed for use in estimating the fair value of freely traded options which are fully transferable and have no vesting restrictions. In addition, this model requires the input of highly subjective assumptions, including future stock price volatility and expected time until exercise. Because the Company's outstanding stock options have characteristics which are significantly different from those of traded options, and because changes in any of the assumptions can materially affect the fair value estimate, in management's opinion, the existing models do not necessarily provide a reliable single measure of the fair value of its stock options.

On a pro forma basis, the net income and basic and diluted earnings per Class A Subordinate Voting and Class B Share for the three month period ending June 30, 2002 would have been $26.4 million, $0.54 and $0.46, respectively and for the six month period ending June 30, 2002 would have been $39.3 million, $0.80 and $0.71, respectively.

The weighted average fair value of the 10,000 options granted during the three month period ended June 30, 2002 was $5.34 per option, and the weighted average fair value of the 70,000 options granted during the six month period ended June 30, 2002 was $4.62 per option.

8. EARNINGS PER SHARE FOR THE THREE AND SIX MONTH PERIODS ENDED JUNE 30, 2002

The reorganization and new capital structure of the Company as described under "Principles of Consolidation in Significant Accounting Policies" in the 2001 audited consolidated financial statements included in the Company's 2001 Annual Report was established at the beginning of August, 2001. Historical earnings per share have not been presented since they are not comparable or meaningful. (See note 9 for pro forma earnings per share for the three and six month periods ended June 30, 2001).

The following table summarizes the calculation of earnings per share for the three and six month periods ended June 30, 2002.

	Three month period ended June 30, 2002	Six month period ended June 30, 2002
Basic earnings per Class A Subordinate Voting or Class B Share:		
Net income attributable to Class A Subordinate Voting and Class B Shares	$ 26.1	$ 38.6
Average number of Class A Subordinate Voting and Class B Shares outstanding during the period	48.2	48.2
Basic earnings per Class A Subordinate Voting or Class B Share	$ 0.54	$ 0.80
Diluted earnings per Class A Subordinate Voting or Class B Share:		
Net income attributable to Class A Subordinate Voting and Class B Shares	$ 26.1	$ 38.6
Adjustments (net of related tax effects):		
Amortization of discount on Convertible Series Preferred Shares	2.9	5.7
Financing charge on Convertible Series Preferred Shares	0.3	0.8
	$ 29.3	$ 45.1
Average number of Class A Subordinate Voting and Class B Shares outstanding during the period	48.2	48.2
Convertible Series Preferred Shares	14.9	14.9
Stock options	0.8	0.7
	63.9	63.8
Diluted earnings per Class A Subordinate Voting or Class B Share	$ 0.46	$ 0.71

9. PRO FORMA EARNINGS PER SHARE FOR THE THREE AND SIX MONTH PERIODS ENDED JUNE 30, 2001

The following pro forma adjustments have been made to arrive at pro forma earnings per share for the three and six month periods ended June 30, 2001:

- Adjustments to reflect the Company's new capital structure described under Principles of Consolidation in Significant Accounting Policies in the 2001 audited consolidated financial statements included in the Company's 2001 Annual Report.
- The Company's President and Chief Executive Officer's cash compensation arrangements; and
- The tax effect of the foregoing adjustments, where applicable, using an assumed income tax rate of approximately 40%.

Basic and diluted pro forma earnings per Class A Subordinate Voting or Class B Share is based on the assumption that 42,751,938 Class B Shares and 2,250,000 Convertible Series Preferred Shares were issued and outstanding for the entire periods presented.

The following table summarizes the calculation of pro forma earnings per share for the three and six month periods ended June 30, 2001:

		Three month period ended June 30, 2001		Six month period ended June 30, 2001
Pro forma basic earnings per Class A Subordinate Voting or Class B Share:				
Net income attributable to Class A Subordinate Voting and Class B Shares	$	18.4	$	25.2
Pro forma adjustments (net of tax effects):				
Amortization of discount on Convertible Series Preferred Shares		(2.7)		(5.3)
Interest on debt due to Magna		4.5		8.5
Corporate charges		-		(0.6)
Financing charge on Convertible Series Preferred Shares		(0.4)		(0.7)
Pro forma net income attributable to Class A Subordinate Voting and Class B Shares	$	19.8	$	27.1
Average number of Class A Subordinate Voting or Class B Shares outstanding during the period (in millions)		42.8		42.8
Pro forma basic earnings per Class A Subordinate Voting or Class B Share	$	0.46	$	0.63
Pro forma diluted earnings per Class A Subordinate Voting or Class B Share:				
Pro forma net income attributable to Class A Subordinate Voting and Class B Shares	$	19.8	$	27.1
Pro forma adjustments (net of related tax effects):				
Amortization of discount on Convertible Series Preferred Shares		2.7		5.3
Financing charge on Convertible Series Preferred Shares		0.4		0.7
	$	22.9	$	33.1
Average number of Class A Subordinate Voting and Class B shares outstanding during the period		42.8		42.8
Convertible Series Preferred Shares		14.9		14.9
		57.7		57.7
Pro forma diluted earnings per Class A Subordinate Voting or Class B Share	$	0.40	$	0.57

10. SEGMENTED INFORMATION

The Company's segmented results of operations are as follows:

	Three month period ended June 30, 2002			Three month period ended June 30, 2001		
	Total sales	Operating income (loss) (i)	Fixed assets, net	Total sales	Operating income (loss) (i)	Fixed assets, net
Interior Systems						
North America	$ 474.7	$ 36.9	$ 205.6	$ 415.1	$ 35.6	$ 198.2
Europe	301.3	4.5	163.0	239.9	(1.8)	137.5
Closure Systems						
North America	180.8	15.2	39.0	166.1	11.3	35.3
Europe	39.9	(4.4)	50.2	31.5	0.8	38.7
Corporate, other and intersegment eliminations	(0.3)	(0.9)	0.1	(1.5)	(5.1)	-
Total reportable segments	$ 996.4	$ 51.3	457.9	$ 851.1	$ 40.8	409.7
Current assets			1,084.7			876.9
Goodwill, future tax and other assets			204.4			251.4
Consolidated total assets			$ 1,747.0			$ 1,538.0

(i) Effective January 1, 2002, the Company has changed its measure of segment profitability from income (loss) before income taxes to operating income (loss).

	Six month period ended June 30, 2002			Six month period ended June 30, 2001		
	Total sales	Operating income (loss) (i)	Fixed assets, net	Total sales	Operating income (loss) (i)	Fixed assets, net
Interior Systems						
North America	$ 898.6	$ 60.4	$ 205.6	$ 824.2	$ 50.9	$ 198.2
Europe	565.9	5.0	163.0	454.4	(3.8)	137.5
Closure Systems						
North America	336.6	26.1	39.0	324.1	21.9	35.3
Europe	74.9	(8.4)	50.2	71.8	0.4	38.7
Corporate, other and intersegment eliminations	(0.7)	(3.3)	0.1	(1.6)	(5.3)	-
Total reportable segments	$ 1,875.3	$ 79.8	457.9	$ 1,672.9	$ 64.1	409.7
Current assets			1,084.7			876.9
Goodwill, future tax and other assets			204.4			251.4
Consolidated total assets			$ 1,747.0			$ 1,538.0

(i) Effective January 1, 2002, the Company has changed its measure of segment profitability from income (loss) before income taxes to operating income (loss).

11. COMPARATIVE FIGURES

In addition to the affiliation and social fees payable to Magna, the Company also pays Magna a contracted amount for certain management and administrative services. Commencing January 1, 2002, the Company began reporting amounts paid to Magna for management and administrative services in selling, general and administrative expenses ("SG&A"). Affiliation and social fees continue to be shown separately in the consolidated statements of income. All comparative period amounts have been reclassified to conform with the current period's presentation. The cost of management and administrative services provided by Magna and included in SG&A totalled $1.3 million and $2.4 million for the three and six month periods ended June 30, 2002, respectively, and $2.9 million and $4.6 million, for the three and six month periods ended June 30, 2001, respectively.

OFFICERS

Donald J. Walker
President and Chief Executive Officer

C. Dennis Bausch
Chief Marketing and Strategy Officer

Michael E. McCarthy
Executive Vice President and
Chief Financial Officer

Scott Paradise
Executive Vice President, Sales and Marketing

Karl Steiner
Executive Vice President, Sales Europe

Richard Gwynn
Vice President, Human Resources

Michael Sinnaeve
Vice President, Quality and Operational Improvement

Bruce R. Cluney
Secretary

Michael Baccellieri
Controller

Paul Brock
Treasurer

STOCK LISTINGS

Class A Subordinate Voting Shares
The Toronto Stock Exchange - IAI.A
NASDAQ National Market – IAIA

AUDITORS

Ernst & Young LLP
Toronto, Ontario, Canada

TRANSFER AGENT AND REGISTRARS

Canada - Class A Subordinate Voting Shares
Computershare Trust Company of Canada, Toronto, Ontario, Canada

United States - Class A Subordinate Voting Shares
Computershare Trust Company Inc., Golden, Colorado, U.S.A.

INVESTOR INFORMATION

Registered shareholders of the Company and non-registered shareholders on our supplementary mailing list automatically receive Intier Automotive's Annual and Quarterly Reports. If you wish to be placed on our supplementary mailing list, please contact:

Mary Ann Kozlowicz
Telephone: 905-898-5200 (ext 7156)
Facsimile: 905-898-6053
e-mail: maryann_kozlowicz@intier.com

For additional information regarding the Company, please contact:

Michael E. McCarthy
Executive Vice President and
Chief Financial Officer
Telephone: 905-830-5824
Facsimile: 905-898-6053
e-mail: irinfo@intier.com

OFFICE LOCATIONS FOR INTIER AND ITS MAJOR SUBSIDIARIES AND GROUPS

Intier Automotive Inc.
521 Newpark Blvd.
Newmarket, Ontario
Canada L3Y 4X7
Tel: (905) 898-5200

Closure Systems
521 Newpark Blvd.
Newmarket, Ontario
Canada L3Y 4X7
Tel: (905) 898-2665

Interior Systems

United States
39600 Lewis Drive
Novi, Michigan,
USA 48377
Tel: (248) 567-4000

27300 Haggerty Road
Suite F-10, Farmington Hills,
Michigan, USA 48331
Tel: (248) 553-9500

Europe
19 Ostring
D-63762 Grossostheim
Germany
Tel: 011-49-6026-992-0

Bircholt Road, Parkwood
Industrial Trading Estate,
Maidstone, Kent, England
ME15 9XT
Tel: 011-44-162-268-6311


INTIER
Automotive

Intier Automotive Inc.
521 Newpark Blvd.
Newmarket, Ontario, Canada
L3Y 4X7
www.intier.com